Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Friday, April 26, 2019 at 10:30 a.m. (local time) at the TELUS Convention Centre, North Building, Room 104, located at 120 Ninth Avenue SE, Calgary, Alberta to:

1.              elect each of the director nominees of the Company for the ensuing year (see “Business of the Meeting — Election of Directors” in the accompanying Management Proxy Circular);

2.              receive the audited consolidated financial statements of the Company for the year ended December 31, 2018, and the auditor’s report thereon (see “Business of the Meeting — Financial Statements” in the accompanying Management Proxy Circular);

3.              re-appoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting — Re-appointment of Auditors” in the accompanying Management Proxy Circular);

4.              consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, the full text of which is reproduced starting on page 56 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendment, restatement and continuation of the Amended and Restated Shareholder Rights Plan, which is a “new generation” rights plan (see “Business of the Meeting — Renewal of Shareholder Rights Plan” in the accompanying Management Proxy Circular);

5.              consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described starting on page 66 of the accompanying Management Proxy Circular (see “Business of the Meeting — Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular); and

6.              transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular and the form of proxy or voting information form accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting. Vote FOR the TransAlta director nominees on the BLUE proxy or voting information form today.

March 26, 2019	By order of the Board of Directors of TransAlta Corporation

Scott Jeffers
Corporate Secretary
Calgary, Alberta

Only holders of our common shares (“Shareholders”) of record at the close of business on March 7, 2019, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, for receipt before 10:30 a.m. (Calgary time) on April 24, 2019 or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of BLUE proxy. Non-registered Shareholders should follow the instructions on the BLUE voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

This Notice of Annual and Special Meeting and accompanying Management Proxy Circular is being sent to registered Shareholders and indirectly to non-registered (beneficial) Shareholders, including non-objecting beneficial owners, through their intermediaries. The Company will pay for an intermediary to deliver these materials and a voting instruction form to non-objecting beneficial owners. We are not using the Canadian “notice-and-access” provisions under National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting.